

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 17, 2016

<u>Via E-mail</u>
Mr. Chee Jiong Ng
Chief Financial Officer
China Xiniya Fashion Limited
2nd Floor
90 An Ling Er Road
Xiamen City, Fujian Province 361010

Re: China Xiniya Fashion Limited
         Form 20-F for the Year Ended December 31, 2014
         Response dated February 16, 2016
         File No. 1-34958

Dear Mr. Ng:

    We have reviewed your response letter dated February 16, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2016 letter.

Form 20-F for the Year ended December 31, 2014
Consolidated Financial Statements
Note 12. Inventories, page F-19

1. Your response to our prior comment numbers 1 and 2 indicates that you will make changes responsive to our comments in the financial statements that will be included in your annual report on Form 20-F for the year ended December 31, 2015. With regard to these planned changes, please address the following:

    • Please provide us with the proposed disclosures that you plan to include in your financial statements with respect to these changes. Also, please explain how your planned disclosures comply with the disclosure requirements outlined in paragraph 49 of IAS 8 with respect to the correction of an error.

- Please explain how these changes in your financial statements were considered in determining the effectiveness of your disclosure controls and procedures and your internal control over financial reporting as required by Item 15(a) and (b) of Form 20-F.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining